                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2006

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA MEDIA: BOARD OF DIRECTORS APPROVES FIRST QUARTER 2006 REPORT

Revenues: €43.8 million, up 24.1% (28.8% on a like-for-like basis) compared with the first quarter of 2005

Capital expenditures amount to € 45.4 million, (€ 15.3 million for the first quarter 2005), representing around 40% planned investments for the year

EBITDA: -€28.0 million, aligned with the corresponding period in 2005 (-€27.3 million)

Net result: -€26.3 million, in line with the 2005 net result excluding discontinued operations (-€26.6 million for the first quarter of 2005)

LA7 Free to Air: advertising revenue (18.7%)

and audience share up sharply (15%)

MTV Free to Air: revenues up 7.8%, boosted by revenues from new platforms (€4.0 million, compared with €1.9 million in 2005)

Digital Terrestrial: revenues equal to €5.3 million for the first quarter of 2006 (€0.9 million in 2005)

Around one million prepaid digital terrestrial football cards distributed

New FLUX multimedia project launched

Milan, May 4, 2006 – Today the Telecom Italia Media Board of Directors, chaired by Riccardo Perissich, examined and adopted the Report on results as of March 31, 2006.

In January 2006 the Group completed its rationalization process – begun in 2005 – by selling the Buffetti Group and merging La7 Televisioni S.p.A. into Telecom Italia Media S.p.A. This restructuring process and last year’s major investment programme have helped Telecom Italia Media to consolidate its position on Italy’s media market. The company is now well-placed to seize opportunities arising from rapid new platform evolution (DTT, DVB-H, etc.). With a higher profile as a multiplatform multimedia content provider, the Group is one of the most dynamic players on the Italian market.

Telecom Italia Media Group results for the first quarter of 2006

First-quarter consolidated revenues amounted to €43.8 million, up 24.1% (28.1% on a like-for-like basis) compared with €35.3 million registered during the corresponding period in 2005.

First-quarter 2006 EBITDA was equal to -€28.0 million, essentially the same as for the corresponding period in 2005 (-€27.3 million). Earnings were boosted by improved Free to Air TV margins, the roll-out of new free channels on Digital Terrestrial (such as La7 Sport), and reduced overhead costs (down €2.3 million compared with 2005) following the La7/TI Media merger.

Operating income amounted to -€41.0 million (-€35.9 million for the first quarter of 2005). Operating income was impacted by the above-mentioned operational changes, higher amortizations and depreciations on the new television network acquired during the second half of 2005 and on additional investments on frequencies and infrastructures made in 2006.

The net result corresponded to -€26.3 million. This was in line with the 2005 net result excluding discontinued operations (-€26.6 million). The contribution from discontinued activities accounted for €9 million in the first quarter of 2005.

Capital expenditures for the first quarter of 2006 amount to € 45.4 million (€ 15.3 million for the first quarter 2005), representing around 40% planned investments for the year; out of € 45.4 million, around € 38 million have been invested on the DTT platform and € 7.6 million on Free-to-Air Television.

Net cash position at March 31, 2006 amounted to €428.1 million (€436.1 million) at year-end 2005). Changes to the financial position were generated by €28.4 million in cash absorption from operations and €45.4 million in capital expenditures offset by €65.8 million realized from the Buffetti Group sale.

First-quarter 2006 results breakdown by business unit

Free to Air Television

Free to Air Television earnings for the first three months of 2006 improved on the same period in 2005. Revenues of €36.7 million (13.4% up on the first half of 2005) were driven by sharp growth in domestic advertising revenue, which rose 12.1% compared with the first quarter of 2005.

Breakdown:

•

La7 achieved significant 15% audience growth, up from 2.5% in the first quarter of 2005 to 2.9% in the first quarter of 2006. Gross advertising revenue grew by 18.7%, boosting earnings over the period with revenues of €21.1 million, up 17.3 % compared with the first half of 2005. EBITDA consequently rose €1.3 million (13.6%) compared with the previous year, while operating income posted €0.8 million growth (up 5.2% compared with the preceding year). Efficiency gains helped to reach such results.

•

MTV consolidated its position with a 7.8% increase in revenues, thanks to domestic advertising and to its multichannel/multi-platform strategic approach. Revenues from new platforms during the quarter accelerated further, from 6% on total revenues (€1.9 million in 2005) to 24% (€4.0 million in 2006). Profitability improved: EBITDA rose €0.5 million, while operating income increased by €0.4 million.

DTT Television

In the first quarter of 2006, revenues grew by a strong €5.3 million, predominantly from the sale of pay-per-view events and smart cards. This compares with €0.9 million for the corresponding period in 2005. As at March 31, 2006, around 1 million prepaid cards for Digital Terrestrial football were in circulation, of which 61% were active.

As far as profitability is concerned, pay-per-view TV margins are improving, though still remaining in negative territory, while operating costs rose with the start-up of new free channels such as La7 Sport on which advertising revenues are at development phase and tightly dependent on decoder penetration.

Trials continued in the first quarter of the new FLUX multimedia interactive project, which launched officially in early April. The FLUX TV channel, branded MTVFlux, is currently broadcasting in analog before its move to Digital Terrestrial. This multiplatform environment offers revolving content ranging from music to graphics, design, animation, video games and short films.

Network Operator Telecom Italia Media Broadcasting S.r.l., which took over the “Digital Multiplex” unit of the company from TI Media in late March, invested €31 million in building a new terrestrial distribution network that extends the digital television signal nationwide using SDH technology.

News

In the first quarter of 2006, the News Unit (the APCOM wire agency) realized revenues of €2.1 million, a 92.7% increase on the first quarter of 2005. This achievement was driven by new services (New Europe News Bulletins and new services for mobile telephony) and by new contracts.

§§§§§§§§§

The financial results for the first quarter 2006 will be illustrated to the Financial Community during a conference call to be held today May 4th 2006 at 17.30 (CET). Journalists may follow the presentation by dialling: +39 06 33485042. A replay service has been made available for 48 hours after the end of the presentation: please dial +39 06 334843 (access code 108514#).

Telecom Italia Group Press Office

Telecom Italia Media Corporate Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Investor Relations

+39.06.5150.5424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

TELECOM ITALIA MEDIA GROUP CONSOLIDATED BALANCE SHEET

(in thousand of euro)	03.31.2006 (a)	12.31.2005 (b)	03.31.2005	Changes (a-b)
ASSETS				
NON-CURRENT ASSETS				
Intangible assets				
- Goodwill and other intangible assets with an indefinite life	185,529	185,532	143,987	(3)
- Intangible assets with a finite life	221,321	192,436	60,202	28,885
	406,850	377,968	204,189	28,882
Tangible assets				
- Property, plant and equipment owned	55,819	52,939	37,064	2,880
- Assets held under finance leases	-	-	8	-
	55,819	52,939	37,072	2,880
Other non current assets				
- Equity investments	6,832	7,442	8,651	(610)
- Financial receivables and other non-current financial assets	6,670	6,632	1,212	38
- Miscellaneous receivables and other non-current assets	48,425	48,344	126,451	81
	61,927	62,418	136,314	(491)
Deferred tax assets	41,788	30,266	47,071	11,522
TOTAL NON-CURRENT ASSETS (A)	566,384	523,591	424,646	42,793
CURRENT ASSETS				
Inventories	5,230	4,169	2,919	1,061
Trade receivables, miscellaneous receivables and other current assets	246,580	237,251	107,245	9,329
Securities other than equity investments	-	-	-	-
Financial receivables and other current financial assets	455	198	304	257
Cash and cash equivalents	426,083	450,215	33,317	(24,132)
Subtotal current Assets	678,348	691,833	143,785	(13,485)
Non current assets held for sale				
of a financial nature	-	3,616	2,211	(3,616)
of a non-financial nature	-	112,760	326,043	(112,760)
	-	116,376	328,254	(116,376)
TOTAL CURRENT ASSETS (B)	678,348	808,209	472,039	(129,861)
TOTAL ASSETS (A+B)	1,244,732	1,331,800	896,685	(87,068)
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity attributable to Parent	984,952	1,008,087	332,308	(23,135)
Minority interests	12,185	12,735	13,782	(550)
TOTAL SHAREHOLDERS' EQUITY (C)	997,137	1,020,822	346,090	(23,685)
NON-CURRENT LIABILITIES				
Non-current financial liabilities	5,117	5,087	65	30
Employee severance indemnities and other employee-related reserves	13,500	13,023	12,038	477
Reserve for deferred taxes	39,951	40,823	92	(872)
Reserve for future risk and charges	1,711	1,410	11,175	301
Miscellaneous payables and other non-current liabilities	534	550	40	(16)
TOTAL NON CURRENT LIABILITIES (D)	60,813	60,893	23,410	(80)
CURRENT LIABILITIES				
Current financial liabilities	26	40	199,063	(14)
Trade payables, current tax payables, miscellaneous payables and other liabilities	186,756	190,169	135,281	(3,413)
Subtotal current Liabilities	186,782	190,209	334,344	(3,427)
Liabilities relating to non-current assets held for sale				-
of a financial nature	-	19,443	37,598	(19,443)
of a non-financial nature	-	40,433	155,243	(40,433)
	-	59,876	192,841	(59,876)
TOTAL CURRENT LIABILITIES (E)	186,782	250,085	527,185	(63,303)
TOTAL LIABILITIES (F=D+E)	247,595	310,978	550,595	(63,383)
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES (C+F)	1,244,732	1,331,800	896,685	(87,068)

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Media Group to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Media Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in the market;

- the ability of the Telecom Italia Media Group to introduce new services and products;

- the impact of regulatory decisions and changes in the regulatory environment;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and

- Telecom Italia Media's ability to successfully implement its internet strategy.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 4th, 2006

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer